Exhibit (a)(5)(iv)

Banco Santander S.A. Announces Completion of Tender Offer for Shares of Santander BanCorp

July 23, 2010

Banco Santander S.A. (“Banco Santander”, NYSE: STD) today announced the completion of the tender offer by its wholly-owned subsidiary, Administración de Bancos Latinoamericanos Santander, S.L. (“ABLASA”), for all outstanding shares of common stock of Santander BanCorp (NYSE: SBP) not owned by ABLASA at US$12.69 per share.

As previously announced, the offer expired at 12:00 midnight, New York City time, on July 22, 2010. Based on information provided by BNY Mellon Shareowner Services, the depositary for the tender offer, as of the close of business on the expiration date of the tender offer, 3,660,936 Santander BanCorp shares were validly tendered (including 93,058 shares tendered by notice of guaranteed delivery) and not withdrawn. The tendered shares represent approximately 7.8% of Santander BanCorp’s outstanding shares of common stock. Together with the 90.6% of the outstanding shares already held by ABLASA, ABLASA now holds a total of approximately 45,902,274 shares or 98.4% of the 46,639,104 Santander BanCorp shares outstanding. All Santander BanCorp shares that were validly tendered and not withdrawn immediately prior to the expiration of the tender offer have been accepted by ABLASA for payment. ABLASA will purchase and pay for all such shares promptly.

ABLASA intends to promptly acquire the remaining publicly held shares of Santander BanCorp through a short-form merger under Puerto Rico law with the completion of the merger anticipated to occur on or about July 29, 2010. As a result of the merger, any remaining shares of Santander BanCorp common stock will be cancelled pursuant to the merger in consideration for the same offer price of $12.69 cash paid in the tender offer, without interest and less any required withholding taxes (other than shares of Santander BanCorp common stock for which appraisal rights are validly exercised under Puerto Rico law). Upon completion of the merger, Santander BanCorp will become a wholly owned subsidiary of Banco Santander, its shares will cease to be traded on the New York Stock Exchange, and Santander BanCorp will no longer be required to file certain information and periodic reports with the U.S. Securities and Exchange Commission.